Exhibit 99.1

AURORA CANNABIS INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Purpose

This Code of Business Conduct and Ethics (“Code”) is intended to document the principles of conduct and ethics to be followed by the employees, officers (including, without limitation, the Chief Executive Officer, Chief Financial Officer and other high ranking financial officers) and directors of Aurora Cannabis Inc. and its subsidiaries (collectively, the “Company”). The purpose of the Code is to:

(i)	Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(ii)	Promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

(iii)	Promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the securities regulators and in other public communications made by the Company;

(iv)	Promote compliance with applicable governmental laws, rules and regulations;

(v)	Promote the prompt internal reporting to an appropriate person of violations of this Code;

(vi)	Promote accountability for adherence to this Code;

(vii)	Provide guidance to employees, officers and directors to help them recognize and deal with ethical issues;

(viii)	Provide mechanisms to report unethical conduct; and

(ix)	Help foster the Company’s longstanding culture of honesty and accountability

The Company will expect all its employees, officers and directors to comply and act in accordance, at all times, with the principles stated above and the more detailed provisions provided hereinafter. Violations of this Code by an employee or officer or director are grounds for disciplinary action up to and including immediate termination of employment, officership or directorship.

WORKPLACE

A Non-discriminatory Environment

The Company (and its subsidiaries and affiliates) fosters a work environment in which all individuals are treated with respect and dignity. The Company is an equal opportunity employer and does not discriminate against employees, officers, directors or potential employees, officers or directors on the basis of race, color, region, sex, national origin, age, sexual orientation or disability or any other category protected by Canadian federal and provincial laws and regulations and, in addition, in accordance with the laws or regulations applicable in the jurisdiction where such employees, officers or directors are located. The Company will make reasonable accommodations for its employees in compliance with applicable laws and regulations. The Company is committed to actions and policies to assure fair employment, including equal treatment in hiring, promotion, training, compensation, termination and corrective action and will not tolerate discrimination by its employees and agents.

Harassment-Free Workplace

The Company will not tolerate harassment of its employees, customers or suppliers in any form.

Sexual Harassment

Sexual harassment is illegal and all employees, officers and directors are prohibited from engaging in any form of sexually harassing behaviour. Sexual harassment means unwelcome sexual conduct, either visual, verbal or physical, and may include, but is not limited to, unwanted sexual advances, unwanted touching and suggestive touching, language of a sexual nature, telling sexual jokes, innuendoes, suggestions, suggestive looks and displaying sexually suggestive visual materials.

Substance Abuse

The Company is committed to maintaining a safe and healthy work environment free of substance abuse. Employees, officers and directors are expected to perform their responsibilities in a professional manner and, to the degree that job performance or judgment may be hindered, be free from the effects of drugs and/or alcohol.

Workplace Violence

The workplace must be free from violent behaviour. Threatening, intimidating or aggressive behaviour, as well as bullying, subjecting to ridicule or other similar behaviour toward fellow employees or others in the workplace will not be tolerated.

Employment of Family Members

Employment of more than one family member at a Company office or other premises is permissible but the direct supervision of one family member by another is not permitted unless otherwise authorized by the Chair of the Company’s Audit Committee. Except for summer and co-op students, indirect supervision of a family member by another is also discouraged and requires the prior approval of the Chair of the Company’s Audit Committee. If allowed, any personnel actions affecting that employee must also be reviewed and endorsed by the forenamed executive.

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ENVIRONMENT, HEALTH AND SAFETY

Environment

The Company is committed to sound environmental management. It is the intent of the Company to conduct itself in partnership with the environment and community at large as a responsible and caring corporate citizen. The Company is committed to managing all phases of its business in a manner that minimizes any adverse effects of its operations on the environment.

Health and Safety

The Company is committed to providing a healthy and safe workplace in compliance with applicable laws, rules and regulations. Employees must be aware of the safety issues and policies that affect their job, other employees and the community in general. Managers, upon learning of any circumstance affecting the health and safety of the workplace or the community, must act immediately to address the situation. Employees must immediately advise their managers of any workplace injury or any circumstance presenting a dangerous situation to them, other co-workers or the community in general, so that timely corrective action can be taken.

THIRD PARTY RELATIONSHIPS

Conflict of Interest

Employees, officers and directors are required to act with honesty and integrity and to avoid any relationship or activity that might create, or appear to create, a conflict between their personal interests and the interests of the Company. Employees must disclose promptly in writing possible conflicts of interest to their manager, or if the manager is involved in the conflict of interest, to the Chair of the Company’s Audit Committee. Officers and directors should disclose, in writing, any perceived conflicts to the Chair of the Audit Committee.

Conflicts of interest arise where an individual’s position or responsibilities with the Company present an opportunity for personal gain apart from the normal rewards of employment, officership or directorship, to the detriment of the Company. They also arise where a director’s, officer’s or employee’s personal interests are inconsistent with those of the Company and create conflicting loyalties. Such conflicting loyalties can cause a director, officer or employee to give preference to personal interests in situations where corporate responsibilities should come first. Directors, officers and employees shall perform the responsibilities of their positions on the basis of what is in the best interests of the Company and free from the influence of personal considerations and relationships.

Directors, officers and employees shall not acquire any property, security or any business interest which they know that the Company is interested in acquiring. Moreover, based on such advance information, directors, officers and employees shall not acquire any property, security or business interests for speculation or investment.

Gifts and Entertainment

Employees, officers and directors or their immediate families shall not use their position with the Company to solicit any cash, gifts or free services from any Company customer, supplier or contractor for their or their immediate family’s or friend’s personal benefit. Gifts or entertainment from others should not be accepted if they could be reasonably considered to be extravagant for the employee, officer or director who receives it, or otherwise improperly influence the Company’s business relationship with or create an

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obligation to a customer, supplier or contractor. The following are guidelines regarding gifts and entertainment:

•	Nominal gifts and entertainment, such as logo items, pens, calendars, caps, shirts and mugs are acceptable.

•	Reasonable invitations to business-related meetings, conventions, conferences or product training seminars may be accepted.

•	Invitations to social, cultural or sporting events may be accepted if the cost is reasonable and your attendance serves a customary business purpose such as networking (e.g. meals, holiday parties and tickets).

•	Invitations to golfing, fishing, sports events or similar trips that are usual and customary for your position within the Company and the industry and promote good working relationships with customers and suppliers may be accepted provided, in the case of employees, they are approved in advance by your manager.

Competitive Practices

The Company firmly believes that fair competition is fundamental to the continuation of the free enterprise system. The Company complies with and supports laws of all which prohibit restraints of trade, unfair practices, or abuse of economic power.

The Company will not enter into arrangements that unlawfully restrict its ability to compete with other businesses, or the ability of any other business organization to compete freely with the Company. The Company’s policy also prohibits employees, officers and directors from entering into or discussing any unlawful arrangement or understanding that may result in unfair business practices or anticompetitive behaviour.

Supplier and Contractor Relationships

The Company selects its suppliers and contractors in a non-discriminatory manner based on the quality, price, service, delivery and supply of goods and services. Your decision must never be based on personal interests or the interests of family members or friends.

Employees must inform their managers, and officers and directors must inform the Chair of the Audit Committee, of any relationships that appear to create a conflict of interest.

Public Relations

The Company’s Investor Relations department is responsible for all public relations, including all contact with the media. Unless you are specifically authorized to represent the Company to the media, you may not respond to inquiries or requests for information. This includes newspapers, magazines, trade publications, radio and television as well as any other external sources requesting information about the Company.

Employees must be careful not to disclose confidential, personal or business information through public or casual discussions to the media or others.

Employees must read and comply with the Company’s Disclosure, Trading and Confidentiality Policy.

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Government Relations

Employees, officers and directors may participate in the political process as private citizens. It is important to separate personal political activity and the Company’s political activities, if any, in order to comply with the appropriate rules and regulations relating to lobbying or attempting to influence government officials. The Company’s political activities, if any, shall be subject to the overall direction of the Board. The Company will not reimburse employees for money or personal time contributed to political campaigns. In addition, employees may not work on behalf of a candidate’s campaign while at work or at any time use the Company’s facilities for that purpose unless approved by the Chair of the Audit Committee.

No employee or officer may offer improper payments when acting on behalf of the Company.

Company funds must not be used to make payment or provide anything of value, directly or indirectly (through agents or otherwise), in money, property, services or any other form to a government official, political party or candidate for political office in consideration for the recipient agreeing to:

1.	exert influence to assist the Company in obtaining or retaining business or secure any advantage; or

2.	commit any act in violation of a lawful duty or otherwise influence an official act.

If you are in doubt about the legitimacy of a payment that you have been requested to make, refer such situations to the Chair of the Audit Committee.

In addition, the Company, its employees, officers and directors are strictly prohibited from attempting to influence any person’s testimony in any manner whatsoever in courts of justice or any administrative tribunals or other government bodies.

Directorship

Employees of the Company shall not act as directors or officers of any other corporate entity or organization, public or private, without the prior written approval of the Chief Executive Officer. Directorships or officerships with such entities will not be authorized if they are considered to be contrary to the interest of the Company. The Chief Executive Officer may provide authorizations for directorships/officerships that are necessary for business purposes or for directorships/officerships with charitable organizations or other entities that will further the Company’s profile in the community.

LEGAL COMPLIANCE

Compliance with Laws, Rules and Regulations (including Insider Trading Laws and Timely disclosure)

Employees, officers, and directors are expected to comply in good faith at all times with all applicable laws, rules and regulations and behave in an ethical manner.

Employees, officers, and directors are required to comply with the Company’s Disclosure, Confidentiality and Insider Trading Policy and all other policies and procedures applicable to them that are adopted by the Company from time to time.

Employees, officers, and directors must cooperate fully with those (including the Chief Financial Officer and the Corporate Secretary) responsible for preparing reports filed with the securities regulatory authorities

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and all other materials that are made available to the investing public to ensure those persons are aware in a timely manner of all information that is required to be disclosed. Employees, officers and directors should also cooperate fully with the independent auditors in their audits and in assisting in the preparation of financial disclosure.

Senior officers of the Company must comply with the Company’s Procedures on Timely Disclosure of Material Information and provide full, fair, accurate, understandable and timely disclosure in reports and documents filed with, or submitted to, securities regulatory authorities and other materials that are made available to the investing public.

INFORMATION AND RECORDS

Confidential and Proprietary Information and Trade Secrets

Employees, officers and directors may be exposed to certain information that is considered confidential by the Company, or may be involved in the design or development of new procedures related to the business of the Company. All such information and procedures, whether or not the subject of copyright or patent, are the sole property of the Company. Employees shall not disclose confidential information to persons outside the Company, including family members, and should share it only with other employees who have a “need to know”.

Employees, officers and directors are responsible and accountable for safeguarding the Company documents and information to which they have direct or indirect access as a result of their employment, officership or directorship with the Company.

Financial Reporting and Records

The Company maintains a high standard of accuracy and completeness in its financial records. These records serve as a basis for managing our business and are crucial for meeting obligations to employees, customers, investors and others, as well as for compliance with regulatory, tax, financial reporting and other legal requirements. Employees, officers, and directors who make entries into business records or who issue regulatory or financial reports, have a responsibility to fairly present all information in a truthful, accurate and timely manner. No employee, officer or director shall exert any influence over, coerce, mislead or in any way manipulate or attempt to manipulate the independent auditors of the Company.

Record Retention

The Company maintains all records in accordance with laws and regulations regarding retention of business records. The term “business records” covers a broad range of files, reports, business plans, receipts, policies and communications, including hard copy, electronic, audio recording, microfiche and microfilm files whether maintained at work or at home. The Company prohibits the unauthorized destruction of or tampering with any records, whether written or in electronic form, where the Company is required by law or government regulation to maintain such records or where it has reason to know of a threatened or pending government investigation or litigation relating to such records.

COMPANY ASSETS

Use of Company Property

The use of Company property for individual profit or any unlawful unauthorized personal or unethical purpose is prohibited. The Company’s information, technology, intellectual property, buildings, land,

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equipment, machines, software and cash must be used only for business purposes except as provided by the Company policy or approved by your respective manager.

Destruction of Property and Theft

Employees, officers and directors shall not intentionally damage or destroy the property of the Company and others or commit theft.

Intellectual Property of Others

Employees, officers and directors may not reproduce, distribute or alter copyrighted materials without permission of the copyright owner or its authorized agents. Software used in connection with the Company’s business must be properly licensed and used only in accordance with that license.

Information Technology

The Company’s information technology systems, including computers, e-mail, intranet and internet access, telephones and voice mail are the property of the Company and are to be used primarily for business purposes. The Company information technology systems may be used for minor or incidental personal messages provided that such use is kept at a minimum and is in compliance with Company policy.

Employees, officers and directors may not use the Company’s information technology systems to:

•	Allow others to gain access to the Company’s information technology systems through the use of your password or other security codes;

•	Send harassing, threatening or obscene messages;

•	Send chain letters;

•	Access the internet for inappropriate use;

•	Send copyrighted documents that are not authorized for reproduction;

•	Make personal or group solicitations unless authorized by a senior officer; or

•	Conduct personal commercial business.

The Company may monitor the use of its information technology systems.

WAIVER OF THE CODE FOR EXECUTIVE OFFICERS OR DIRECTORS

Waivers of any provisions of the Code will only be granted in exceptional circumstances. In the case of executive officers and members of the Board of Directors, waivers can only be granted by the Board of Directors, or designated Board committee, and will be publicly disclosed as required by law or regulation. Waivers for other employees can only be granted by the Chief Executive Officer or Chief Financial Officer and must be fully documented and reported to the Corporate Secretary.

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USING THIS CODE AND REPORTING VIOLATIONS

This Code forms part of the conditions of employment or engagement for all employees, officers and directors and it is the responsibility of all employees, officers and directors to understand and comply with this Code.

If you observe or become aware of an actual or potential violation of this Code or of any law or regulation, whether committed by the Company employees or by others associated with the Company, it is your responsibility to report the circumstances as outlined herein and to cooperate with any investigation by the Company. This Code is designed to provide an atmosphere of open communication for compliance issues and to ensure that employees acting in good faith have the means to report actual or potential violations.

For assistance with compliance matters and to report actual or potential compliance infractions, employees should refer to the Company’s Whistleblower Policy. To report a matter, you are encouraged to use the Company’s third-party independent hotline at www.auroramj.ethicspoint.com or by calling the hotline at 1-844-222-1726. Reports may be submitted on a confidential basis.

There will be no reprisals against employees, officers and directors for good faith reporting of compliance concerns or violations.

Last presented for review and approval to, and so approved by, the Board of Directors on October 11, 2018.

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